UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 10, 2011**

CNB CORPORATION

Incorporated under the laws of **South Carolina**	Commission File No. **000-24523**	I.R.S. Employer Identification No. **57-0792402**

1400 Third Avenue, P.O. Box 320
Conway, South Carolina 29528
Telephone: 843-248-5271

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders.

The Company held its Annual Meeting of Shareholders on May 10, 2011. At that meeting, four matters were voted upon as follows:

1.   Election of one director to serve a three year term:

Name	FOR	WITHHOLD	BROKER NON-VOTES
William O. Marsh	1,065,084	7,140	28,436

The following directors' terms of office continued after the Annual Meeting:

William R. Benson (2012), Edward T. Kelaher (2012), George F. Sasser (2012), Lynn Gatlin Stevens (2012), James W. Barnette, Jr.(2013), Harold G. Cushman, III (2013), and W. Jennings Duncan (2013).

2.   Ratification of the appointment of Elliott Davis, LLC as the Company's auditors for the year ended December 31, 2011:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
1,089,191	1,668	9,020	781

3.   Non-binding advisory proposal to approve the Company's executive compensation program for the executive officers named in the proxy statement:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
1,028,286	12,214	31,724	28,436

4.   Non-binding advisory proposal on the frequency of votes on the Company's executive compensation:

THREE YEARS	TWO YEARS	ONE YEAR	ABSTENTIONS	BROKER NON-VOTES
896,840	29,833	74,673	70,878	28,436

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CNB Corporation
(Registrant)

Date: May 13, 2011   By: /s/L. Ford Sanders, II
                                  L. Ford Sanders, II
                                  Executive Vice President, Chief Financial
                                  Officer and Treasurer